March 2007	Preliminary Terms No. 215
Registration Statement No. 333-131266
Dated February 22, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

Bear Market PLUS based Inversely on the Value of the S&P 500® Index due April 20, 2008
Performance Leveraged Upside SecuritiesSM

Bear Market PLUS offer an enhanced short exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. Having short exposure to an underlying asset means that investors will earn a positive return if the underlying asset declines in value, but will lose up to 50% of their investment if the underlying asset increases in value. These investments allow investors to capture enhanced returns when the underlying asset declines in value. The enhancement typically applies only for a certain range of negative price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

S U M M AR Y T E R M S
Issuer:		Morgan Stanley
Maturity date:		April 20, 2008
Underlying index:		S&P 500® Index
Aggregate principal amount:		$
Payment at maturity:

If the final index value is less than the initial index value,
     $10 + enhanced downside payment
     In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value,
      $10 – upside reduction amount
     In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:		$10 x leverage factor x index percent decrease
Upside reduction amount:		$10 x index percent increase
Index percent decrease:		(initial index value – final index value) / initial index value
Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The index closing value of the underlying index on the pricing date
Final index value:		The index closing value of the underlying index on the index valuation date, April 18, 2008
Leverage factor:		400%
Maximum payment at maturity:		$14.30 to $14.50 (143% to 145% of the stated principal amount) per Bear Market PLUS
Minimum payment at maturity:		$5 (50% of the stated principal amount) per Bear Market PLUS
Stated principal amount:		$10 per Bear Market PLUS
Issue price:		$10 (see “Commissions and issue price” below)
Pricing date:		March , 2007
Original issue date:		March , 2007 (5 trading days after the pricing date)
CUSIP:		61750V550
Listing:		Application will be made to list the Bear Market PLUS on the American Stock Exchange LLC under the ticker symbol “RBL”, subject to meeting the listing requirements. We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS. If accepted for listing, the Bear Market PLUS will begin trading the day after the pricing date.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per Bear Market PLUS	$10.00	$0.15	$9.85
	Total	$	$	$
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per Bear Market PLUS. Please see “Issue price” on page 4 for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Investment Overview
Performance Leveraged Upside Securities
The S&P 500® Index Bear Market PLUS (the “Bear Market PLUS”) can be used:

■	As an alternative to a direct short exposure to the underlying index that enhances returns for a certain range of negative price performance of the underlying index
■	To enhance returns and potentially outperform a short strategy on the underlying index in a moderately bearish scenario
■	To achieve similar levels of short exposure to the underlying index as a direct short investment while using fewer dollars by taking advantage of the leverage factor
Maturity: Leverage factor: Maximum payment at maturity: Principal protection:	13 Months 400% 143% to 145% of the stated principal amount 50% protection of principal

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500 Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on February 20, 2007

Ticker:	SPX
Current Index Closing Value:	1,459.68
52 Week High Intraday Index Value:	1,460.53 (on 2/20/2007)
52 Week Low Intraday Index Value:	1,219.29 (on 6/14/2006)

March 2007	Page 2

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Key Investment Rationale

This 13 month investment offers 400% enhanced exposure to the downside movement of the underlying index, subject to a maximum payment at maturity of 143% to 145% of the stated principal amount.

Investors can use the Bear Market PLUS to quadruple returns up to the maximum payment at maturity, while maintaining similar risk as a direct short investment in the underlying index.

Enhanced Performance	The Bear Market PLUS offer investors an opportunity to capture enhanced returns relative to a direct short investment in the underlying index within a certain range of negative price performance.

Best Case Scenario	The underlying index decreases in value and, at maturity, the Bear Market PLUS redeem for the maximum payment at maturity, 143% to 145% of the stated principal amount.

Worst Case Scenario

The underlying index increases in value and, at maturity, the Bear Market PLUS redeem for less than the stated principal amount by an amount proportional to the increase, subject to a to a specified minimum payment at maturity.

Summary of Selected Key Risks (see page 8)

■	The minimum payment at maturity only provides 50% protection of principal. You will lose money on your investment if the underlying index increases over the term of the Bear Market PLUS.
■	No interest payments.
■	Appreciation potential is limited by the maximum payment at maturity.
■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
■	The market price of the Bear Market PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index.
■	The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.
■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

March 2007	Page 3

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Fact Sheet

The Bear Market PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, guarantee only a minimum 50% return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity, an investor will receive for each stated principal amount of Bear Market PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based inversely upon the closing value of the underlying index at maturity. The Bear Market PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
March , 2007	March , 2007 (5 trading days after the pricing	April 20, 2008, subject to postponement
	date)	due to a market disruption event
Key Terms
Issuer: Morgan Stanley	Underlying index: S&P 500® Index	Underlying index publisher:
Standard & Poor’s® Corporation

Issue price:

$10 per Bear Market PLUS

The Bear Market PLUS will be issued at $10 per Bear Market PLUS and the agent’s commissions will be $0.15 per Bear Market PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Bear Market PLUS will be $9.975 per Bear Market PLUS and $0.125 per Bear Market PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Bear Market PLUS will be $9.9625 per Bear Market PLUS and $0.1125 per Bear Market PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of Bear Market PLUS will be $9.95 per Bear Market PLUS and $0.10 per Bear Market PLUS, respectively. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the Bear Market PLUS distributed by such dealers.

Stated principal amount: Denominations: Interest: Bull market or bear market PLUS: Payment at maturity:

$10 per Bear Market PLUS

$10 per Bear Market PLUS and integral multiples thereof

None

Bear Market PLUS

If the final index value is less than the initial index value,
        $10 + enhanced downside payment
        In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value,
        $10 – upside reduction amount
        In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment: Leverage factor: Index percent decrease: Upside reduction amount: Index percent increase: Initial index value: Final index value:

$10 x leverage factor x index percent decrease

400%

(initial index value – final index value) / initial index value

$10 x index percent increase

(final index value – initial index value) / initial index value

The index closing value of the underlying index on the pricing date.

The index closing value of the underlying index on the index valuation date as published on Bloomberg page “SPX” or any successor page.

Index valuation date: Maximum payment at maturity:	April 18, 2008, subject to adjustment for certain market disruption events. $14.30 to $14.50 (143% to 145% of the stated principal amount)

Minimum payment at maturity:	$5 (50% of the stated principal amount)

Postponement of maturity date:

If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Bear Market PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

March 2007	Page 4

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

General Information
Listing:

Application will be made to list the Bear Market PLUS on the American Stock Exchange LLC (the “AMEX”) under the ticker symbol “RBL”, subject to meeting the listing requirements. We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS. If accepted for listing, the Bear Market PLUS will begin trading the day after the pricing date.

CUSIP: Minimum ticketing size: Tax considerations:

61750V550

100 Bear Market PLUS

You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS does not apply to the Bear Market PLUS offered under these preliminary terms and is superseded by the following discussion.

There is no direct legal authority as to the proper tax treatment of the Bear Market PLUS, and consequently significant aspects of the tax treatment of the Bear Market PLUS are uncertain. Our counsel has not rendered an opinion as to the proper characterization of the Bear Market PLUS for U.S. federal income tax purposes. Pursuant to the terms of the Bear Market PLUS, each investor in the Bear Market PLUS will agree with the Issuer (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Bear Market PLUS for all tax purposes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this characterization of the Bear Market PLUS is respected, the following U.S. federal income tax consequences should result:

A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange; and

Upon sale, exchange or settlement of the Bear Market PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Bear Market PLUS. Such gain or loss should be long-term capital gain or loss if the investor has held the Bear Market PLUS for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS.

Trustee: Calculation agent: Use of proceeds and hedging:

The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated (“MS & Co.”)

The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the Bear Market PLUS by taking positions in futures and options contracts on the underlying index. Such activities could decrease the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA: Contact:

See “ERISA” in the prospectus supplement for PLUS.

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the Bear Market PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

March 2007	Page 5

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

How Bear Market PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Bear Market PLUS based on the following hypothetical terms:

Stated principal amount:	$10
Leverage factor:	400%
Maximum payment at maturity:	$14.40 (144% of the stated principal amount)
Minimum payment at maturity:	$5 (50% of the stated principal amount)

How it works

■	If the final index value is less than the initial index value, then investors receive the $10 stated principal amount plus 400% of the decline in the underlying index over the term of the Bear Market PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 89% of the initial index value.
	—	If the underlying index depreciates 5%, the investor would receive a 20% return, or $12.00.
	—	If the underlying index depreciates 50%, the investor would receive the hypothetical maximum payment at maturity of 144% of the stated principal amount, or $14.40.

■	If the final index value is greater than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% increase in the underlying index, subject to the minimum payment at maturity.
	—	If the underlying index appreciates 10%, the investor would lose 10% of their principal and receive only $9 per Bear Market PLUS at maturity, or 90% of the stated principal amount.
	—	If the underlying index appreciates 60%, the investor would receive the hypothetical minimum payment at maturity of 50% of the stated principal amount, or $5.

March 2007	Page 6

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is less than the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10     +     enhanced downside payment,

subject to a maximum payment at maturity of $14.30 to $14.50, or 143% to 145% of the stated principal amount of $10 for each Bear Market PLUS,

where,

enhanced downside payment     =     ($10     ×     400%     ×     index percent decrease)

and

index percent decrease	=	initial index value – final index value

initial index value

If the final index value is greater than or equal to the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10     –     upside reduction amount

subject to a minimum payment at maturity of $5, or 50% of the stated principal amount of $10 for each Bear Market PLUS,

where,

upside reduction amount     =     ($10     ×     index percent increase)

and

index percent decrease	=	final index value – initial index value

initial index value

Because the upside reduction amount will be greater than or equal to 0, the payment at maturity in this case will be less than or equal to $10, subject to the minimum payment at maturity.

March 2007	Page 7

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

Structure Specific Risk Factors

■	Bear Market PLUS do not pay interest and guarantee only a minimum 50% return of principal. The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the BearMarket PLUS do not pay interest and guarantee only a minimum 50% payment of the principalamount at maturity. If the final index value is greater than the initial index value, the payout atmaturity will be an amount in cash that is less than the $10 stated principal amount of each BearMarket PLUS by an amount proportionate to the increase in the value of the underlying index, subjectto the minimum payment at maturity.
■	Appreciation potential is limited. The appreciation potential of Bear Market PLUS is limited by the maximum payment at maturity of $14.30 to $14.50, or 143% to 145% of the stated principal amount. Although the leverage factor provides 400% exposure to any decline in the value of the underlyingindex at maturity, because the payment at maturity will be limited to 143% to 145% of the statedprincipal amount for the Bear Market PLUS, the percentage exposure provided by the leverage factoris progressively reduced as the final index value falls below approximately 89.25% to 88.75% of theinitial index value.
■	Market price influenced by many unpredictable factors. Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.
■	Not equivalent to investing in or taking a short position with respect to the underlying index. Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position withrespect to the underlying index or its component stocks. Investors in the Bear Market PLUS will nothave voting rights or rights to receive dividends or other distributions or any other rights with respectto stocks that constitute the underlying index.
■	Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS. The underlying index publisher may discontinue or suspend calculation or publication of theunderlying index at any time. In these circumstances, the calculation agent will have the solediscretion to substitute a successor index that is comparable to the discontinued underlying index andis not precluded from considering indices that are calculated and published by the calculation agentor any of its affiliates.
■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Bear Market PLUS. In addition, any such prices may differ from

March 2007	Page 8

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.
■	The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax Considerations” in these preliminary terms (the “Tax Disclosure Section”) concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS. There is no direct legal authority as to the proper tax treatment of the Bear Market PLUS. Because the characterization of the Bear Market PLUS for U.S. federal income tax purposes is uncertain, significant aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain. Our counsel has not rendered an opinion as to the proper characterization of the Bear Market PLUS for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Bear Market PLUS, the timing and/or character of income on the Bear Market PLUS might differ from the tax treatment described in the Tax Disclosure Section. For example, under a certain characterization, U.S. Holders could be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Bear Market PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the BearMarket PLUS, and the IRS or a court may not agree with the tax treatment described in thesepreliminary terms.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the Bear Market PLUS. Application will be made to list the Bear Market PLUS on the AMEX under the symbol “RBL”. For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1million units and 400 holders of such security. However, it is not possible to predict whether the BearMarket PLUS will meet the requirements for listing or trade in the secondary market or if such marketwill be liquid or illiquid, and we do not expect to announce whether or not the Bear Market PLUS willmeet those requirements prior to the pricing of the Bear Market PLUS. Because it is not possible topredict whether the market for the Bear Market PLUS will be liquid or illiquid, you should be willing tohold your Bear Market PLUS to maturity.
■	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the Bear Market PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could decrease the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the Bear Market PLUS. Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

March 2007	Page 9

Bear Market PLUS Based Inversely on the Value of
the S&P 500® Index

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in the prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2002 through February 20, 2007. The closing value of the underlying index on February 20, 2007 was 1,459.68. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter (through February 20, 2007)	1,459.68	1,409.71	1,459.68

March 2007	Page 10